# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FRANKLIN STREET PROPERTIES CORP. /MA/, CIK 0001031316
CUSIP: 35471R106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 401 Edgewater Place, Suite 200, Wakefield, Massachusetts (MA), 01880
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0002048057
Persons authorized to receive notices and communications: R. Adam Lindsay, Powell Anderson Capital Partners LLC, 5532 Lillehammer Lane, Suite 206, Park City, Utah (UT), 84098, (801) 824-9444

## Reporting persons
- Powell Anderson Capital Partners LLC (CIK 0002048057): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,057,763; sole dispositive power 0; shared dispositive power 7,057,763; aggregate amount beneficially owned 7,057,763 (6.8% of the class)
- PACP Acadia LLC (CIK 0002152425): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,119,400; sole dispositive power 0; shared dispositive power 6,119,400; aggregate amount beneficially owned 6,119,400 (5.9% of the class)
- Powell Anderson Capital LP (CIK 0001714181): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 938,363; sole dispositive power 0; shared dispositive power 938,363; aggregate amount beneficially owned 938,363 (0.9% of the class)
- R. Adam Lindsay (CIK 0002048067): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 10,000; shared voting power 7,057,763; sole dispositive power 10,000; shared dispositive power 7,057,763; aggregate amount beneficially owned 7,067,763 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: FRANKLIN STREET PROPERTIES CORP. /MA/
Address of issuer's principal executive offices: 401 Edgewater Place, Suite 200, Wakefield, Massachusetts (MA), 01880

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), on behalf of each of the following reporting persons (each, a 'Reporting Person' and collectively, the 'Reporting Persons'): Powell Anderson Capital Partners LLC, a limited liability company organized in Delaware; PACP Acadia LLC, a limited liability company organized in Delaware; Powell Anderson Capital LP, a limited partnership organized in Delaware; and R. Adam Lindsay, a United States citizen.
Residence or business address: 5532 Lillehammer Lane, Suite 206, Park City, UT 84098
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments. The principal occupation or employment of Mr. Lindsay is manager of Powell Anderson Capital Partners LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Powell Anderson Capital Partners LLC, PACP Acadia LLC, and Powell Anderson Capital LP are organized in the state of Delaware. R. Adam Lindsay is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total cost for purchases of Common Stock by Reporting Persons, excluding brokerage commissions, was approximately $2,900,227. The source of funds for PACP Acadia LLC was cash capital contributions from R. Adam Lindsay, Joel B. Wittenberg, Beam Capital Holdings, LLC, Element Investments, LLC, and ERA Insurance Company, Inc. The source of funds for Powell Anderson Capital LP was working capital. The source of funds for the Common Stock owned directly by R. Adam Lindsay was personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its properties, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its properties, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following disclosure is based upon 104,011,708 outstanding Shares as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Powell Anderson Capital Partners LLC: 7,057,763 shares or 6.8%; a limited liability company organized in Delaware and Managing Member of PACP Acadia LLC and Investment Manager of Powell Anderson Capital LP with power to vote and dispose of shares held by each
PACP Acadia LLC: 6,119,400 shares or 5.9%; limited liability company organized in Delaware
Powell Anderson Capital LP: 938,363 shares or 0.9%; limited partnership organized in Delaware
R. Adam Lindsay: 7,067,763 shares or 6.8%; managing member of Powell Anderson Capital Partners LLC with power to vote and dispose of the 7,057,763 shares held by PACP Acadia LLC and Powell Anderson Capital LP and the 10,000 shares held personally.
Transactions in the class effected during the past sixty days: See Schedule A
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth in Item 5(b) and below, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons. The Reporting Persons have executed a Joint Filing Agreement as attached.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement
Exhibit 99.2 Schedule A

## Signatures
- Powell Anderson Capital Partners LLC: /s/ R. Adam Lindsay, Managing Member (10/14/2026)
- PACP Acadia LLC: /s/ R. Adam Lindsay, Managing Member of Powell Anderson Capital Partners LLC, the Managing Member of PACP Acadia LLC (10/14/2026)
- Powell Anderson Capital LP: /s/ R. Adam Lindsay, Managing Member of Powell Anderson Capital Partners LLC, the Investment Manager of Powell Anderson Capital LP (10/14/2026)
- R. Adam Lindsay: /s/ R. Adam Lindsay, R. Adam Lindsay (10/14/2026)